Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

Just Energy Announces Early Redemption of the Remaining $94,652,000 of its 6.0% Convertible Debentures Due June 2017

TORONTO, ONTARIO – January 17, 2017 - Just Energy Group Inc. (“Just Energy”) (TSX: JE; NYSE: JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that it will redeem the outstanding $94,652,000 principal amount of its 6.0% Convertible Debentures scheduled to mature on June 30, 2017 (TSX: JE.DB) (the “Debentures”) on February 21, 2017 (the “Redemption Date”). On the Redemption Date, Just Energy will pay in cash to the holders of Debentures, a redemption price equal to $1,008.5479 for each $1,000 principal amount of Debentures, being equal to the aggregate of $1,000 principal amount and all accrued plus unpaid interest thereon to but excluding the Redemption Date, in each case less any taxes required to be deducted or withheld. Formal notice of redemption is being delivered to the holders of Debentures in accordance with the terms of the trust indenture governing such debentures.  The Redemption Date shall also constitute the time of expiry in respect of the conversion right attached to the Debentures.
Commenting on the redemption, Just Energy CFO Patrick McCullough said, “Completing the early redemption of the remaining June 2017 convertible debentures is a significant milestone in our strategic reset of the company’s debt profile. Today’s announcement supports our ongoing commitment to achieving and maintaining a strong, stable balance sheet, while pursuing strategic growth.”
About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the redemption of the Debentures and the timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com